Earnings Release 3Q26

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay, November 12, 2026 — DLocal Limited ("dLocal", "we", "us", and "our") (NASDAQ:DLO), the leading cross-border payment platform connecting global merchants to emerging markets today announced its financial results for the third quarter ended September 30, 2026.

3Q26 Key Business Highlights

Total Payment Volume *billions*


RECORD
3Q26
18.3
2Q26
17.7
3Q25
10.4

US$18.3B

▲+77% YoY ▲+4% QoQ ▲+68% YoY Constant Currency

Revenue *millions*


3Q26
398
2Q26
400
3Q25
282

US$398M

▲+41% YoY 0% QoQ ▲+36% YoY Constant Currency

Gross Profit *millions*


RECORD
3Q26
132
2Q26
127
3Q25
103

US$132M

▲+28% YoY ▲+4% QoQ ▲+24% YoY Constant Currency

Operating Profit *millions*


RECORD
3Q26
76
2Q26
64
3Q25
56

US$76M

▲+37% YoY ▲+19% QoQ

Net income *millions*


RECORD
3Q26
68
2Q26
55
3Q25
52

US$68M

▲+31% YoY ▲+24% QoQ

TPV reached **$18B**, **+77% YoY**, marking the **8th consecutive quarter of 50%+ YoY growth.** Growth remained broad-based across verticals and geographies.

Revenue reached **$398M** (**+41% YoY**); Gross Profit (GP) totaled $**132M** (**+28% YoY**).

Operating Profit (OP) reached **$76M** (**+37% YoY**), with OP / GP at **58%** (**+7 p.p.** vs 2Q26), the highest level since 4Q23.

GP growth above Opex growth (**+17% YoY**), reflecting continued cost discipline and our automation efforts.

Record net income: **$68M** (**+31% YoY**).

Adjusted FCF reached **$182M** in 9M26, with **111%** conversion to net income, reflecting the reversal of temporary 1Q26 working-capital effects.

3Q26 Earnings Release

Letter to Shareholders



PEDRO ARNT
CEO dLocal

We delivered another quarter of consistent execution, supported by deepening merchant relationships, improving operating leverage and solid cash generation.

TPV reached $18.3 billion, up 77% year-over-year, marking our 8th consecutive quarter above 50% growth, and our 4th consecutive at or above 70%. Net revenue retention was 140%, reflecting the continued strength of our business with the existing merchant base.

Gross profit grew 28% year-over-year to $132 million, while operating profit increased 37% to $76 million. The strong operating leverage we expected in the second half of the year is materializing.

One of the most important dynamics is how our relationships with merchants evolve over time. As merchants grow their businesses across emerging markets, we have multiple opportunities to capture a greater share of their payment volumes by entering additional countries together, expanding into new business verticals within their organizations, or adding payment methods and products within markets where we already operate. Our TPV retention rate was 173% in the quarter, reflecting this continued expansion within existing relationships.

While growth is moderating against demanding previous year comparisons, following significant ramp-ups in previous quarters, we continue to see good momentum and opportunities to deepen existing relationships and win new business.

Capturing these opportunities and delivering on them also requires us to build a business that can scale efficiently.

During 2024 and 2025, we invested significantly in the technology, infrastructure, licensing and organizational capabilities needed to support a much larger business and continue to compound growth at scale. Our AI capabilities were a large component of these investments.

Headcount peaked in 2Q26 and declined 3% in 3Q26, while Gross Profit per Employee surpassed $100,000 for the first time. Operating Profit as a percentage of Gross Profit reached 58%, its highest level since 4Q23.

These metrics demonstrate the operating leverage potential of our business, though quarterly progress can vary with investment timing and growth mix.

As we look ahead, our opportunity is to continue capturing those efficiencies while reinvesting in the capabilities that will drive our next phase of growth, particularly product innovation, payment performance, local market expertise and licensing, all of which are essential to winning and expanding merchant relationships.

We continue to invest in conversion optimization, with tools that help merchants approve more card payments, recover failed transactions, keep stored cards working and manage fraud. The more volume we process, the better we can optimize performance, ultimately driving higher revenue for merchants.

Beyond cards, we added 11 new local payment methods integrations this quarter, while developing additional technology to improve conversion, including a card-on-file-like experience for non-card payments.

Our regulatory infrastructure is also essential to our ability to operate across emerging markets. Having the right licenses both where our merchants are based and where we collect and disburse payments is a critical and difficult-to-replicate competitive advantage.

During the quarter, we secured 2 additional Money Transmitter Licenses in the United States, 1 AML[1] registration in Canada, and 1 remittance authorization in Tanzania. We now have 42 licenses and registrations[2], plus 10 regulatory authorizations across 26 markets, with more than 20 active applications.

Taken together, we see a business where deeper merchant relationships drive volume growth, scale supports greater efficiency, and strong cash generation allows us to continue investing behind a significant market opportunity, and managing our capital structure in ways that accrete value to our investors. ■

[1] AML = anti-money laundering registration. [2] Licenses and/or registrations related to financial services. As of October 31, 2026.



Commercial Update

/ Commercial Update

Our continued focus on operational excellence and customer satisfaction is strengthening merchant relationships. NPS[1] increased by 5 points in 1H26 compared with 2H25, reaching 51. Key commercial developments during the quarter include:

Enabling local payments for LinkedIn: We are supporting LinkedIn across Brazil, Mexico, Colombia, and Chile, reducing friction at checkout and improving the payment experience through local card acceptance.

Powering Nu Global in emerging markets: We are partnering with Nu Global to connect its global digital wallet to local payment rails, enabling seamless pay-ins and payouts through our stablecoin on- and off-ramp capabilities.

Expanding our partnership with Western Union (WU): We already support WU's pay-in operations across Latin America and are now extending our reach to enable remittance payouts in Africa, starting with Cameroon.



[1] Merchant-level NPS. Takes into account one result per merchant, calculated as an average of all responses.



Business highlights

/ Business highlights

Pay-ins TPV
US$13.8B
▲+92% YoY ▲+3% QoQ

Pay-ins QoQ performance driven mainly by ride-hailing, advertising, and travel.

Pay-outs TPV
US$4.5B
▲+41% YoY ▲+6% QoQ

QoQ expansion driven by financial services and remittances.

Cross-border TPV
US$7.0B
▲+32% YoY ▲+2% QoQ

QoQ results mainly driven by remittances, financial services, ride-hailing, and travel.

Local-to-local TPV
US$11.3B
▲+124% YoY ▲+5% QoQ

QoQ results mainly driven by ride-hailing.

LatAm Revenue
US$324.4M
▲+38% YoY ▼-1% QoQ 82% of total revenue

QoQ comparison driven by softer volumes in Argentina, up $3M ex Argentina (+1% QoQ).

LatAm Gross Profit
US$99.7M
▲+22% YoY ▼-2% QoQ 76% of total gross profit

QoQ comparison explained mainly by mix shifts in Brazil and higher costs in Mexico, partially offset by lower advancement costs in Argentina.

Africa and Asia Revenue
US$73.6M
▲+53% YoY ▲+1% QoQ 18% of total revenue

The QoQ comparison driven by broad based volume growth.

Africa and Asia Gross Profit
US$32.3M
▲+49% YoY ▲+29% QoQ 24% of total gross profit

The QoQ comparison driven by broad-based volume growth, one-off cost recovery in Nigeria and FX hedge gains.

Revenue from Existing Merchants
US$394.3M
▲+42% YoY NRR 140%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants
US$3.8M
vs. US$ 5.7M in 3Q25

Contribution mainly driven by remittances vertical, mostly payout volumes.

Unaudited quarterly results.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended on September 30				Nine months ended on September 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Pay-ins	13,838	75%	7,191	69%	37,397	75%	19,027	69%
Pay-outs	4,508	25%	3,200	31%	12,697	25%	8,682	31%
Total TPV	**18,345**	**100%**	**10,390**	**100%**	**50,094**	**100%**	**27,709**	**100%**

In millions of US$ except for %	Three months ended on September 30				Nine months ended on September 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Cross-border	7,005	38%	5,318	51%	20,219	40%	14,295	52%
Local-to-Local	11,341	62%	5,072	49%	29,875	60%	13,414	48%
Total TPV	**18,345**	**100%**	**10,390**	**100%**	**50,094**	**100%**	**27,709**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended on September 30				Nine months ended on September 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Latin America	**324.4**	***82%***	**234.3**	***83%***	**913.5**	***81%***	**599.9**	***79%***
Brazil	90.7	*23%*	58.9	*21%*	238.7	*21%*	140.3	*19%*
Argentina	63.5	*16%*	41.4	*15%*	193.6	*17%*	101.3	*13%*
Mexico	75.4	*19%*	45.9	*16%*	205.8	*18%*	128.3	*17%*
Other LatAm	94.8	*24%*	88.0	*31%*	275.4	*24%*	229.9	*30%*
Africa & Asia	**73.6**	***18%***	**48.2**	***17%***	**220.0**	***19%***	**155.8**	***21%***
Total Revenue	**398.0**	***100%***	**282.5**	***100%***	**1,133.6**	***100%***	**755.7**	***100%***

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended on September 30				Nine months ended on September 30			
	2026	% share	2025	% share	2026	% share	2025	% share
Latin America	**99.7**	***76%***	**81.5**	***79%***	**286.6**	***76%***	**214.6**	***75%***
Brazil	39.5	*30%*	29.3	*28%*	106.8	*28%*	66.6	*23%*
Argentina	20.5	*16%*	11.8	*11%*	55.7	*15%*	36.5	*13%*
Mexico	9.8	*7%*	10.0	*10%*	34.2	*9%*	32.7	*11%*
Other LatAm	29.9	*23%*	30.4	*29%*	90.0	*24%*	78.9	*27%*
Africa & Asia	**32.3**	***24%***	**21.7**	***21%***	**91.3**	***24%***	**72.3**	***25%***
Total Gross Profit	**132.0**	***100%***	**103.2**	***100%***	**377.8**	***100%***	**287.0**	***100%***

Unaudited quarterly results.


REFORMA
CENTRO
HISTÓRICO

Financial highlights

/ Financial highlights

- **Total Payment Volume ("TPV")** reached US$18.3 billion in the third quarter of 2026, up 77% year-over-year compared to US$10.4 billion in the third quarter of 2025 and up 4% compared to US$17.7 billion in the second quarter of 2026. In constant currency, TPV growth for the period would have been 68% year-over-year.

- **Revenues** amounted to US$398.0 million, up 41% year-over-year compared to US$282.5 million in the third quarter of 2025 and almost flat compared to US$399.7 million in the second quarter of 2026. In constant currency, revenue growth for the period would have been 36% year-over-year. The quarterly comparison was impacted by a higher share of local-to-local and pay-out volumes, and softer volumes in Argentina, following the seasonal Hot Sale peak in the second quarter. Excluding Argentina, revenue would have grown approx. 1% quarter-over-quarter.

- **Gross profit** was US$132.0 million in the third quarter of 2026, a new record, up 28% compared to US$103.2 million in the third quarter of 2025 and up 4% compared to US$127.2 million in the second quarter of 2026. In constant currency, gross profit growth for the period would have been 24% year-over-year. Quarterly performance was driven by lower advancement costs in Argentina, and broad-based volume growth across Africa and Asia combined with one-off cost recovery in Nigeria and FX hedge gains. These gains were partly offset by (i) shift in payment method mix in Brazil; (ii) higher processing costs in Mexico, including cost catch-ups from prior periods; and (iii) mix shift towards local-to-local flows in Other LatAm markets and lower volumes in Bolivia.

- As a result, **gross profit margin** was 33% in this quarter, compared to 37% in the third quarter of 2025 and 32% in the second quarter of 2026.

- **Gross profit over TPV** was at 0.72%, decreasing from 0.99% in the third quarter of 2025 and flat compared to the second quarter of 2026, reflecting mix shifts (as described previously), and the natural margin dynamics of scaling volume with merchants, offset mostly by lower advancement costs in Argentina and cost recovery in Nigeria.

- **Operating expenses** reached US$55.9 million for the third quarter of 2026, up 17% year-over-year and down 11% quarter-over-quarter. The year-over-year increase reflects the annualization of investments made in the second half of 2025. Sequentially, disciplined cost management, with lower third-party spend, lower headcount, and continued benefits from our automation agenda supported the decline.

- As a result, **Operating profit** was US$76.2 million, up 37% year-over-year and 19% quarter-over-quarter. The Operating Profit to Gross Profit ratio was 58%, up 7 p.p. quarter-over-quarter compared to 50% as reported in the second quarter of 2026, and up 4 p.p. year-over-year compared to 54% as reported in the third quarter of 2025.

- **Net financial result**[1] was a US$5.3 million gain, compared to a net financial gain of US$6.4 million in the third quarter of 2025 and US$2.3 million in the second quarter of 2026.

- Our **effective income tax rate** for the period was approximately 15%, in line with the third quarter of 2025 and close to the 16% for the second quarter of 2026.

[1] Finance income minus finance costs.

/ Financial highlights

- **Net income** for the third quarter of 2026 was US$68.0 million, or US$0.23 per diluted share, up 31% compared to a profit of US$51.8 million, or US$0.17 per diluted share, for the third quarter of 2025, and up 24% compared to a profit of US$54.8 million, or US$0.18 per diluted share, for the second quarter of 2026. The quarterly comparison is explained by higher operating profit and higher finance income, given higher interest income on our cash balances, despite higher interest expense related to the US$150 million loan signed in August.
- **Adjusted free cash flow** for the third quarter of 2026 amounted to US$99.1 million, up 163% year-over-year compared to US$37.6 million in the third quarter of 2025, and up 44% compared to US$68.5 million in the second quarter of 2026. The increase reflects higher operating profit and the reversal of temporary working-capital effects from the first quarter of 2026.
- As of September 30, 2026, dLocal had US$1,033.9 million in total **cash and cash equivalents**, which includes US$536.9 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$203.8 million from US$333.1 million as of September 30, 2025. When compared to the US$369.1 million Corporate cash and cash equivalents position as of June 30, 2026, it increased by US$167.8 million quarter-over-quarter, explained by the US$150 million loan signed in August. Under the US$300 million program authorized in March 2026, the Company has repurchased approximately 9.1 million Class A shares for US$120.1 million through the end of the third quarter.

The following table summarizes our key performance metrics

	Three months ended on September 30			Nine months ended on September 30		
	2026	2025	% change	2026	2025	% change
Key Performance metrics	(In millions of US$ except for %)					
TPV	18,345	10,390	*77%*	50,094	27,709	*81%*
Revenue	398.0	282.5	*41%*	1,133.6	755.7	*50%*
Gross Profit	132.0	103.2	*28%*	377.8	287.0	*32%*
Gross Profit margin	33%	37%	*-3p.p*	33%	38%	*-5p.p*
Operating profit	76.2	55.6	*37%*	193.1	157.2	*23%*
Operating profit /Gross Profit	58%	54%	*4p.p*	51%	55%	*-4p.p*
Net Income	68.0	51.8	*31%*	164.7	141.3	*17%*
Net Income margin	17%	18%	*-1p.p*	15%	19%	*-4p.p*

/ Financial highlights

Guidance 2026: where we stand

Relevant trends:

- TPV growth remains strong, moderating as expected against tougher comps;
- Operating profit negatively affected by unanticipated FX headwinds at the revenue and gross profit level in Brazil, Mexico and Argentina and softer performance in smaller high take rate markets in Africa & Asia;
- OPEX materially down sequentially as expected.

Consider the following in connection with our guidance:

Emerging markets remain volatile amid an evolving global macroeconomic, currency and trade landscape, which may affect these economies. Key exposures include the evolving Brazilian tax and macro environment, Argentine FX, tariff sensitivity (particularly in Mexico and Brazil), and broader FX risk across our emerging-market footprint.

		Expectation compared to 2026 updated guidance (issued with 2Q26 results)				
Metric	2026 Guidance (updated 2026)	Below lower	Lower	Mid	Upper	Above upper
TPV	60% - 70% YoY					
Gross Profit	25% - 30% YoY					
Operating profit	27.5% - 32.5% YoY			Operating profit exc. prior-year tax adjustment[1]		

Note: [1] Guidance reflects reported figures and does not adjust for prior-year tax effects.

Adjusted Free Cash Flow reconciliation

We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in Note 17 to our consolidated financial statements for the period ended September 30, 2026), plus (ii) changes in Trade payables (disclosed in Note 20 to our consolidated financial statements for the period ended September 30, 2026), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our consolidated financial statements for the period ended September 30, 2026). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the Company's cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal's Adjusted Free Cash Flow:

$ in thousands (except percentages)	Three months ended on September 30		Nine months ended on September 30	
	2026	2025	2026	2025
Net cash (used in) / generated from operating activities	179,234	95,174	412,539	315,044
Changes in working capital (merchant)[1]	(71,116)	(48,226)	(201,571)	(163,974)
Capital expenditures[2]	(9,068)	(9,349)	(28,717)	(25,295)
Adjusted Free Cash Flow	**99,050**	**37,599**	**182,251**	**125,775**

Note: [1] Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. [2] Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

TPV, Revenue and Gross profit constant currency measures to reported results

Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

The table below presents dLocal's constant currency measures:

As reported

In millions of US$ except for %	Three months ended on September 30		
	2026	2025	% change
TPV	18,345	10,390	77%
Revenue	398	282	41%
Gross Profit	132	103	28%

Constant currency measures

In millions of US$ except for %	Three months ended on September 30		
	2026	2025	% change
TPV	17,426	10,390	68%
Revenue	384	282	36%
Gross Profit	128	103	24%

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month period ended September 30, 2026 and 2025.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended on September 30		Nine months ended on September 30	
	2026	2025	2026	2025
Profit attributable to common shareholders (USD)	67,827,686	51,824,729	164,439,548	141,265,277
Weighted average number of common shares	287,414,963	293,841,049	287,598,975	289,680,047
Adjustments for calculation of diluted earnings per share	7,150,463	8,274,836	7,367,950	11,970,674
Weighted average number of common shares for calculating diluted earnings per share	294,565,426	302,115,885	294,966,925	301,650,721
Basic earnings per share	0.24	0.18	0.57	0.49
Diluted earnings per share	0.23	0.17	0.56	0.47





Appendix

/ Appendix

Definition of selected operational metrics

API → means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

Cross-border → means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

Local payment methods → refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

Local-to-local → means a payment transaction whereby dLocal is collecting and settling in the same currency.

Net Revenue Retention Rate or NRR → is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

Pay-in → means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

Pay-out → means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Revenue from New Merchants → means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

Revenue from Existing Merchants → means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

TPV → dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding → We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

/ Appendix

dLocal Limited

Certain financial information. Consolidated Statements of Comprehensive Income
for the three-month and nine-month periods ended September 30, 2026 and 2025

All amounts in thousands of U.S. Dollars except share data or as otherwise indicated

	Three months ended on September 30		Nine months ended on September 30	
	2026	2025	2026	2025
Continuing operations				
Revenues	**398,049**	**282,483**	**1,133,575**	**755,700**
Cost of services	(266,036)	(179,294)	(755,728)	(468,747)
Gross profit	**132,013**	**103,189**	**377,847**	**286,953**
Technology and development expenses	(12,688)	(8,844)	(38,110)	(22,991)
Sales and marketing expenses	(8,577)	(8,139)	(28,388)	(20,116)
General and administrative expenses	(33,344)	(28,224)	(112,461)	(79,551)
Impairment (loss)/gain on financial assets	(273)	5	(2,483)	(1,796)
Other operating loss	(970)	(2,398)	(3,311)	(5,300)
Operating profit	**76,161**	**55,589**	**193,094**	**157,199**
Finance income	14,944	10,418	30,768	33,756
Finance costs	(9,631)	(4,035)	(17,986)	(24,189)
Inflation adjustment	(1,403)	(794)	(4,272)	(2,663)
Other results	**3,910**	**5,589**	**8,510**	**6,904**
Profit before income tax	**80,071**	**61,178**	**201,604**	**164,103**
Income tax expense	(12,048)	(9,388)	(36,870)	(22,838)
Profit for the period	**68,023**	**51,790**	**164,734**	**141,265**
Profit attributable to:				
Owners of the Group	67,827	51,825	164,439	141,265
Non-controlling interest	196	(35)	295	-
Profit for the period	**68,023**	**51,790**	**164,734**	**141,265**
Earnings per share (in USD)				
Basic Earnings per share	0.24	0.18	0.57	0.49
Diluted Earnings per share	0.23	0.17	0.56	0.47
Other comprehensive Income				
Items that are or may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(2,116)	(2,619)	2,736	5,210
Other comprehensive income for the period, net of tax	**(2,116)**	**(2,619)**	**2,736**	**5,210**
Total comprehensive income for the period	**65,907**	**49,171**	**167,470**	**146,475**
Total comprehensive income for the period is attributable to:				
Owners of the Group	65,711	49,257	167,173	146,441
Non-controlling interest	196	(86)	297	34
Total comprehensive income for the period	**65,907**	**49,171**	**167,470**	**146,475**

/ Appendix

dLocal Limited

Certain financial information. Consolidated Statements of Financial Position as of September 30, 2026 and 2025 *All amounts in thousands of U.S. dollars*

	2026	2025
	on September 30, 2026	on September 30, 2025
ASSETS		
Current Assets		
Cash and cash equivalents	1,033,887	604,467
Financial assets	80,100	95,026
Trade and other receivables	1,087,993	576,389
Derivative financial instruments	398	828
Other assets	19,826	30,328
Total Current Assets	2,222,204	1,307,038
Non-Current Assets		
Trade and other receivables	27,655	13,823
Deferred tax assets	4,555	5,428
Property, plant and equipment	3,641	4,116
Right-of-use assets	3,175	3,212
Intangible assets	96,443	71,754
Goodwill	6,550	
Other assets	6,086	3,383
Total Non-Current Assets	148,105	101,716
TOTAL ASSETS	2,370,309	1,408,754
LIABILITIES		
Current Liabilities		
Trade and other payables	1,580,615	816,729
Lease liabilities	1,202	1,147
Tax liabilities	37,214	14,806
Derivative financial instruments	1,305	1,606
Financial liabilities	54,971	63,079
Provisions	839	388
Total Current Liabilities	1,676,146	897,755
Non-Current Liabilities		
Financial liabilities	108,489	
Deferred tax liabilities	5,892	3,768
Lease liabilities	2,607	2,566
Total Non-Current Liabilities	116,988	6,334
TOTAL LIABILITIES	1,793,134	904,089
EQUITY		
Share Capital	575	588
Share Premium	15,206	
Treasury Shares		
Capital Reserve	45,042	40,418
Other Reserves	(13,151)	(15,758)
Retained earnings	529,039	479,283
Total Equity Attributable to owners of the Group	576,711	504,531
Non-controlling interest	464	134
TOTAL EQUITY	577,175	504,665
TOTAL EQUITY AND LIABILITIES	2,370,309	1,408,754

/ Appendix

dLocal Limited

Certain interim financial information. Consolidated Statements of Cash flows for the three-month and nine-month periods ended September 30, 2026 and 2025 *All amounts in thousands of U.S. dollars*

	Three months ended on September 30		Nine months ended on September 30	
	2026	2025	2026	2025
Cash flows from operating activities				
Profit before income tax	80,071	61,178	201,604	164,103
Adjustments:				
Interest Income from financial instruments	(14,944)	(8,424)	(30,601)	(19,506)
Interest charges for lease liabilities	122	64	232	146
Other interests charges	2,632	(167)	9,392	2,284
Finance expense related to derivative financial instruments	3,318	1,497	6,950	5,088
Amortization of Intangible assets	7,257	5,540	21,647	15,179
Depreciation and disposals of PP&E and right-of-use assets	1,042	1,244	2,303	2,432
Share-based payment expense, net of forfeitures	4,795	6,840	17,350	17,771
Net exchange differences	3,550	2,632	1,403	16,540
Fair value gain on financial assets at FVPL	-	(2,115)	(167)	(14,250)
Other operating loss	970	2,397	3,311	5,300
Net Impairment loss/(gain) on financial assets	273	(5)	2,483	1,796
Inflation adjustment and other financial results	(2,469)	(3,570)	2,581	5,693
	86,617	**67,111**	**238,488**	**202,576**
Changes in working capital				
Decrease / (Increase) in Trade and Other Receivables	57,300	(90,587)	(523,437)	(82,551)
Decrease / (Increase) in Other assets	4,924	1,049	(13,620)	3,249
Increase / (Decrease) in Trade and Other payables	25,663	125,649	726,170	218,943
Increase / (Decrease) in Tax Liabilities	10,044	(2,695)	12,360	(4,658)
Increase / (Decrease) in Provisions	80	(156)	406	(112)
Cash (used) / generated from operating activities	**184,628**	**100,371**	**440,367**	**337,447**
Income tax paid	(5,394)	(5,198)	(27,828)	(22,403)
Net cash (used) / generated from operating activities	**179,234**	**95,174**	**412,539**	**315,044**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(219)	(220)	(980)	(1,680)
Additions of Intangible assets	(8,849)	(9,129)	(27,737)	(23,615)
Acquisition of financial assets	(37,297)	(13,904)	(129,337)	(147,369)
Collections of financial assets	36,411	45,056	147,534	179,027
Interest collected from financial instruments	14,944	8,424	30,601	19,506
Cash acquired in a business combination	-	-	791	-
Payments for investments in other assets at FVPL	-	-	-	(12,500)
Net cash (used in) / generated investing activities	**4,990**	**30,227**	**20,872**	**13,369**
Cash flows from financing activities				
Dividends paid	-	-	(57,211)	(149,982)
Repurchase of shares	(34,043)	-	(120,105)	-
Share-options exercise received	-	474	260	1,414
Net (repayment)/proceeds from borrowings and bank overdraft	(51,013)	10,908	(73,279)	22,922
Net proceeds from credit facility	148,470	-	148,470	-
Interest payments on financial liabilities	-	(4,621)	-	(10,622)
Interest payments on lease liability	(122)	(64)	(232)	(146)
Principal payments on lease liability	(600)	(370)	(966)	(1,511)
Finance expense paid related to derivative financial instruments	(4,170)	(2,584)	(7,470)	(7,665)
Other finance expense paid	(1,025)	(25)	(7,892)	(2,138)
Net cash generated from/(used in) financing activities	**57,497**	**3,718**	**(118,425)**	**(147,728)**
Net increase in cash flow	**241,722**	**129,118**	**314,986**	**180,685**
Cash and cash equivalents at the beginning of the period	**794,943**	**476,939**	**719,897**	**425,172**
Net (decrease)/increase in cash flow	241,722	129,118	314,986	180,685
Effects of exchange rate changes on inflation and cash and cash equivalents	(2,779)	(1,590)	(996)	(1,390)
Cash and cash equivalents at the end of the period	**1,033,887**	**604,467**	**1,033,887**	**604,467**

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on November 12, 2026 at 6:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.



About dLocal

dLocal builds financial infrastructure for markets of the future, connecting global enterprises with billions of emerging market consumers in more than 60 countries across high-growth markets in Africa, Asia, the Middle East, and Latin America. Through the "One dLocal" concept (one direct API, one platform, and one contract), global companies can accept payments, send payouts, and settle funds globally without the need to manage multiple local entities and integrations. For more information, visit www.dlocal.com



3Q26 Earnings Release

Forward-looking statements

This press release may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit and operating profit. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Starting in 2026, we provide guidance in respect of Operating Profit, which management believes is useful as a measure to compare our operating results to the operations of other companies in our industry, and to assess our operating performance independently of our capital structure and tax position.

Investor Relations Contact

investor@dlocal.com

Media Contact

media@dlocal.com